October 28, 2019

William P. Stafford, II
Chairman of the Board and Chief Executive Officer
First Community Bankshares, Inc.
29 College Drive
Bluefield, VA 26405

       Re: First Community Bankshares, Inc.
           Registration Statement on Form S-4
           Filed October 15, 2019
           File No. 333-234195

Dear Mr. Stafford:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed October 15, 2019

General

1. It does not appear that Highlands Bankshares satisfies the requirements of General
       Instruction C.1.a of Form S-4 and General Instruction 1.B.1 of Form S-3 which would allow you to incorporate certain required information by reference. Please advise us why
       Highlands Bankshares is eligible to incorporate by reference or revise your filing to include the required information in accordance with Item 17 of Form S-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 William P. Stafford, II
First Community Bankshares, Inc.
October 28, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall at (202) 551-3234 or Michael Clampitt at
(202) 551-3434 with
any questions.



FirstName LastNameWilliam P. Stafford, II                  Sincerely,
Comapany NameFirst Community Bankshares, Inc.
                                                           Division of
Corporation Finance
October 28, 2019 Page 2                                    Office of Finance
FirstName LastName